ING

ING Capital **Markets** LLC
1133 Avenue of the Americas
New York, NY 10036
Phone +1 646 424 6000

Additional information for the SBSE-A/A EDGAR Amended filing for ING Capital Markets LLC

The sole reason for filing this amendment (SBSE-A/A) Is to delete two Principals and add two Principals of ING Capital Markets LLC based on recent personnel changes.

- Schedule A of Form SBSE-A Delete two Principals and add two Principals

Signature

8/6/26

Suprio Chaudhuri
Chief Compliance Officer

Date